October 30, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Cicely LaMothe, Branch Chief

Re:	American Mortgage Acceptance Company
Form 10-K as of December 31, 2007
Filed March 31, 2008
File No. 001-14583

Dear Ms. LaMothe:

On behalf of our client, American Mortgage Acceptance Company (“AMAC”), this letter sets forth AMAC’s response to the Staff’s comment letter dated October 27, 2008, in connection with the Staff’s review of AMAC’s Form 10-K for the year ended December 31, 2007 (“Form 10-K”).  Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K.  For your convenience, we have repeated each comment (in boldface type) prior to our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 3 – Investments in Mortgage Loans Receivable, Net, pages 46 – 52

1.	We have read your response to comment one. Please clarify how the process you disclosed addresses the need to provide a general allowance as contemplated in SFAS 5.

AMAC has asked us to advise the Staff that, in reviewing its loan portfolio for impairment (as described in response to the Staff’s prior letter), it follows the guidance established in EITF D-80.  Specifically, AMAC cites the following section from the “FASB Viewpoints Article” section of that pronouncement which states (in part – emphasis added):

October 30, 2008

·
The article recognizes that some loans that are specifically identified for evaluation may be individually impaired, while other loans, that are not impaired individually pursuant to FAS 114, may have specific characteristics that indicate that there would be probable loss in a group of loans with those characteristics. Loans in the first category must be accounted for under FAS 114 and loans in the second category should be accounted for under FAS 5. Under FAS 5, a loss is accrued if characteristics of a loan indicate that it is probable that a group of similar loans includes some losses even though the loss could not be identified with a specific loan. When appropriate, this will permit institutions to use information derived from their internal grading systems and migration analyses in determining the inherent loss in loans in the second category.

In Exhibit D-80A of that same pronouncement, in the section entitled Overview of Generally Accepted Accounting Principles (GAAP) for Loan Impairment, the pronouncement points out (in part):

•
It is usually difficult, even with hindsight, to identify any single event that made a particular loan uncollectible. However, the concept in GAAP is that impairment of receivables should be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions existing at the date of the financial statements.

As stated previously, AMAC’s review for each loan takes into account matters of concern with respect to other loans with the same borrower, other loans with similar risk characteristics as the loan under review and any other environmental factors that may indicate impairment.  Likewise, any loans that are performing in accordance with their terms are also reviewed if they share characteristics with loans on the watch list or in special servicing.

Through this process, AMAC seeks to identify any losses that are probable to have occurred in any of its loans, based on past events and conditions existing at the date of the financial statements.  Exhibit D-80A goes on to say, however:

•
Losses should not be recognized before it is probable that they have been incurred, even though it may be probable based on past experience that losses will be incurred in the future. It is inappropriate to consider possible or expected future trends that may lead to additional losses. Recognition of losses should not be deferred to periods after the period in which the losses have been incurred.

October 30, 2008

As paragraph 8 of SFAS 5 states:

An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a.     Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.     The amount of loss can be reasonably estimated.

Following these criteria, AMAC believes that it identifies all loans for which losses are probable to have arisen as of the reporting date, can be reasonable estimated and for which a loss should be accrued pursuant to SFAS 5.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

2.
We note your response to comment 6 of our previous letter. In your response, you state that you do not believe the forbearance agreement should be filed because you do not view it as a modification or an amendment of the original loan agreement.  However, the forbearance agreement appears to be a waiver of a material term or condition of the loan agreement, and it resulted in an increase in the amount of interest payable by you to Centerline.  Therefore, please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

AMAC has asked us to advise the Staff that it will file the forbearance agreement as an exhibit to its filing on Form 10-Q for the quarter ended September 30, 2008.

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If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

October 30, 2008

Sincerely,

/s/ Mark Schonberger
Mark Schonberger
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Wilson K. Lee

Robert L. Levy

John J. Kelly

Steven A. Beede

David R. Berrey, Deloitte & Touche LLP